ETFS Trust

48 Wall Street

New York, New York 10005

January 6, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Catherine Courtney Gordon

Re:	ETFS Trust (the “Trust”): Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A, as Filed January 6, 2015 (File Nos. 333-198170 and 811-22986)

Dear Ms. Gordon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9am ET on Thursday, January 8, 2015, or as soon as practicable thereafter.

In connection with this request, ALPS Distributors, Inc., the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

ETFS Trust		ALPS Distributors, Inc.

/s/ Benoit Autier		/s/ Jeremy O. May
By:	Benoit Autier	By:	Jeremy O. May
Title:	President	Title:	President